Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Technology Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$49,451,547	0.01102%	$5,449.56
Fees Previously Paid	$0.00		$5,449.56
Total Transaction Valuation	$49,451,547
Total Fees Due for Filing			$5,449.56
Total Fees Previously Paid			$5,449.56
Total Fee Offsets			$0.00
Net Fee Due			$0.00